                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 2O549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Magna Bancorp, Inc.
                              -------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    55920000
                                    --------
                                 (CUSIP Number)

                                Jackson W. Moore
                                   President
                           Union Planters Corporation
                          7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                           -------------------------
                                 (901) 383-2877
                                 --------------

                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                  May 8, 1997
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


----------------------------------------------------------------------------------------------------

CUSIP No.:        55920000
             ------------------

----------------------------------------------------------------------------------------------------

1.       Name of Reporting Person:                       Union Planters Corporation
                                    ----------------------------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:
                                                             ---------------------------------------
                                   I.R.S. Identification No. 62-0859007
         -------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.      []               b.       []

----------------------------------------------------------------------------------------------------

3.       SEC Use Only

----------------------------------------------------------------------------------------------------

4.       Source of Funds (see Instructions):                [WC; 00]
                                            --------------------------------------------------------

----------------------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
         or 2(e): []

----------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:           Tennessee
                                                ----------------------------------------------------

----------------------------------------------------------------------------------------------------

                           7.      Sole Voting Power:                          *
                                                        --------------------------------------------
Number of
Shares Beneficially        8.      Shared Voting Power:                        0**
Owned by                                               ---------------------------------------------
Each Reporting
Person With                9.      Sole Dispositive Power:                     *
                                                           -----------------------------------------

                           10.     Shared Dispositive Power:                   0**
                                                            ----------------------------------------

----------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:                      **
                                                                       -----------------------------

----------------------------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions):       []

----------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11:          16.6%
                                                          ------------------------------------------

----------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):           CO
                                                       ---------------------------------------------

----------------------------------------------------------------------------------------------------

* The shares indicated are purchasable by Union Planters Corporation ("UPC") upon exercise of an option issued to UPC on May 8, 1997, and described in Item 4 of this report. Prior to the exercise of the option, UPC is not entitled to any rights as a shareholder of Magna Bancorp, Inc. ("Magna") as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. UPC expressly disclaims beneficial ownership of any of the shares of common stock of Magna which are purchasable by UPC upon exercise of the option.

**   The percentage indicated represents the percentage of the total outstanding shares of common stock of Magna as of May 8, 1997, taking into consideration the 2,737,000 shares of Magna Common Stock that would be issued pursuant to the Option. For the reasons discussed in the footnote above, UPC expressly disclaims beneficial ownership of any of the shares of common stock of Magna which are purchasable by UPC upon exercise of the option.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Magna, $0.01 par value per share ("Magna Common Stock"). Magna is a Delaware corporation whose principal executive offices are located at 100 West Front Street, Hattiesburg, Mississippi 39403.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by UPC, a Tennessee corporation whose principal executive offices are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

         To the best of UPC's knowledge, during the last five years, neither UPC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that shares of Magna Common Stock as described in Item 4 would be purchased with working capital funds of UPC.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Reorganization, dated as of May 8, 1997 (the "Agreement"), by and between UPC and Magna, and in consideration thereof, Magna issued an option to UPC on May 8, 1997 (the "Option") to purchase, under certain conditions, up to 2,737,000 shares of Magna Common Stock subject to adjustment under certain circumstances at a purchase price of $17.50 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to UPC pursuant to a Stock Option Agreement, dated as of May 8, 1997 (the "Option Agreement"), between UPC and Magna.

         The Agreement provides, among other things, for the merger of Magna with a newly-formed, wholly-owned, first-tier subsidiary of UPC, with Magna as the corporation surviving from the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of the Magna shareholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Magna Common Stock (excluding shares held by Magna, or UPC, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into and exchanged for .5165 of a share, subject to possible adjustment under certain circumstances as set forth in the Agreement, of the common stock of UPC, $5.00 par value per share ("UPC Common Stock") (the "Exchange Ratio").

         Under the Agreement, Magna has the right to terminate the Agreement at any time commencing two days after the Determination Date if (i) the Average Closing Price of UPC Common Stock is less than the product of .80 and the Starting Price, and (ii) (A) the quotient obtained by dividing the Average Closing

Price by the Starting Price (such number being referred to herein as the "UPC Ratio") shall be less than (B) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient. UPC has the right to elect to adjust the Exchange Ratio in accordance with the terms of the Agreement, and thereby eliminate Magna's right to terminate the Agreement.

         For purposes of the Agreement, the Average Closing Price shall mean the average of the daily last sales prices of UPC Common Stock as reported on the New York Stock Exchange, Inc. ("NYSE") (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by
UPC) for the twenty consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

         For purposes of the Agreement, the Determination Date shall mean the later of the date (i) of the meeting of the shareholders of Magna to be held for the purpose of voting on the Agreement and the related plan of merger, and
(ii) on which the last consent of the Board of Governors of the Federal Reserve System or the Office of Thrift Supervision shall be received.

         For purposes of the Agreement, the Index Price shall mean the weighted average of the closing prices of the companies composing the index group referred to the Agreement (the "Index Group").

         For purposes of the Agreement, the Starting Date shall mean the fourth full trading day after the announcement by press release of the Merger.

         The Option Agreement provides that if (i) UPC is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction or other order against delivery of the shares covered by the Option is in effect, UPC may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including, among others:

         (A) Magna taking certain actions (each an "Acquisition Transaction"), including, among others, authorizing, recommending or proposing or entering into an agreement with any third party to effect (1) a merger, consolidation or similar transaction involving Magna or its subsidiaries, (2) the sale, lease, exchange or other disposition of 25 percent or more of the consolidated assets of Magna and its subsidiaries, or (3) the issuance, sale or other disposition or 25 percent or more of the voting securities of Magna or any of its subsidiaries; or

         (B) any third party acquiring, or obtaining the right to acquire, beneficial ownership of 25 percent or more of the outstanding shares of Magna Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or breach of any covenant by Magna (each a "Default Termination")) prior to the occurrence of a Purchase Event or
(A) the commencement by any third party of a tender or exchange offer to purchase 25 percent or more of the outstanding shares of Magna Common Stock, or
(B) failure of the shareholders of Magna to approve the Agreement (each a "Preliminary Purchase Event"); (iii) 12 months after the termination of the Agreement by UPC pursuant to a Default Termination pursuant to Sections 10.1(b) or 10.1(c) of the Agreement ("Default Termination"); or (iv) 12 months after termination of the Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         The Agreement also sets forth that:

                 (i) UPC's Total Profit relating to the option may not exceed $15 million and, if it otherwise would exceed such amount, UPC, at its sole election, shall either (A) reduce the number of shares of Magna Common Stock subject to the Option, (B) deliver to Magna for cancellation Option Shares previously purchased by UPC, (C) pay cash to Magna, or (D) any combination of the foregoing, so that UPC's actually realized Total Profit shall not exceed $15 million after taking into account the foregoing actions; and

                 (ii) the Option may not be exercised for a number of shares of Magna Common Stock as would, as of the date of exercise, result in a Notional Total Profit of more than $15 million; provided further, that UPC is not restricted from effecting any permitted exercise of the Option on any subsequent date.

         For purposes of the Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) the amount received by UPC pursuant to Magna's repurchase of the Option (or any portion thereof) pursuant to terms set forth in the Agreement; (ii) (A) the amount received by UPC pursuant to Magna's repurchase of Option Shares under the Agreement, less (B) UPC's purchase price for such Option Shares; (iii) (A) the net cash amounts received by UPC pursuant to the sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated person, less (B) UPC's purchase price of such Option Shares; and (iv) any amounts received by UPC on the transfer of the Option (or any portion thereof) to any unaffiliated person.

         For purposes of the Agreement, the term "Notional Total Profit" with respect to any number of shares of Magna Common Stock as to which UPC may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by UPC and its affiliates as of such date, were sold for cash at the closing sale price per share of Magna Common Stock as quoted on the Nasdaq National Market (or, if Magna Common Stock is not then quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by UPC) as of the close of business on the preceding trading day (less customary brokerage commissions).

         At the request of UPC at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of Magna Common Stock, and ending 12 months immediately thereafter, Magna will repurchase from UPC (i) the Option, and (ii) all shares of Magna Common Stock purchased by UPC pursuant to the Option Agreement, at a specified price.

         Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of UPC, of another corporation or Magna (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

         A copy of the Agreement, including the Option Agreement but excluding certain other exhibits, is incorporated by reference herein as Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE MAGNA.

         The 2,737,000 shares of Magna Common Stock which are purchasable by UPC upon exercise of the Option are equal to approximately 19.9 percent of Magna Common Stock, based on the

13,754,266 shares of Magna Common Stock issued and outstanding on May 8, 1997 before taking into consideration the 2,737,000 shares of Magna Common Stock that would be issued pursuant to the Option.

         The Option contains anti-dilution provisions which provide that the number of shares of Magna Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Magna Common Stock or the subdivision or reclassification of Magna Common Stock, as set forth in the Option Agreement. If any additional shares of Magna Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence, the number of shares subject to the Option shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9 percent of the number of shares of Magna Common Stock then issued and outstanding.

         UPC expressly disclaims any beneficial ownership of the shares of Magna Common Stock which are purchasable by UPC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

         Other than as set forth in this Item 5, to the best of UPC's knowledge
(i) neither UPC nor any subsidiary or affiliate of UPC or any of its or their executive officers or directors beneficially owns any shares of Magna Common Stock, and (ii) there have been no transactions in the shares of Magna Common Stock effected during the past 60 days by UPC, nor to the best of UPC's knowledge, by any subsidiary or affiliate of UPC or any of its or their executive officers or directors.

         No other person is known by UPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Magna Common Stock obtainable by UPC upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES TO THE MAGNA.

         Other than the Agreement, including the Option Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of UPC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between such persons and any person with respect to any securities of Magna.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Agreement and the Option Agreement are incorporated by reference to Exhibits 2(a) and 2(b) of the Quarterly Report on Form 10-Q, dated May 9, 1997, filed by Union Planters Corporation (Commission File No. 1-10160).

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     UNION PLANTERS CORPORATION



Date:   May 19, 1997                 By:  /s/ M. KIRK WALTERS
      ----------------------             ---------------------------------------
                                          M. Kirk Walters
                                          Senior Vice President, Treasurer, and
                                            Chief Accounting Officer

                                                              APPENDIX TO ITEM 2



                                                              Principal occupation or employment,
                                   Position with Union        name of business, principal business,
 Name                              Planters Corporation       and principal business address
 --------------------------        ----------------------     -----------------------------------------------------
 Albert M. Austin                  Director                   Chairman
                                                              CANNON, AUSTIN & CANNON, INC. (real estate)
                                                              6685 Poplar Avenue, #200
                                                              Germantown, TN  38138


 Edgar H. Bailey                   Vice Chairman              Vice Chairman
                                                              UNION PLANTERS CORPORATION
                                                              6200 Poplar Avenue, HQ4
                                                              Memphis, TN  38119

 Marvin E. Bruce                   Director                   Director and Chairman
                                                              TBC CORPORATION
                                                              (marketer/distributor of auto replacement products)
                                                              476 West Racquet Club Place
                                                              Memphis, TN  38117


 George W. Bryan                   Director                   Senior Vice President
                                                              SARA LEE CORPORATION
                                                              (Meat Group Division, meat processor and packagor)
                                                              Suite 300
                                                              8000 Centerview Parkway
                                                              Cordova, TN  38018

 James E. Harwood                  Director                   President
                                                              STERLING EQUITIES
                                                              (provider of advisory services and capital to small
                                                              businesses)
                                                              Suite 124
                                                              845 Crossover Lane
                                                              Memphis, TN  38117

                                                              Principal occupation or employment,
                                   Position with Union        name of business, principal business,
 Name                              Planters Corporation       and principal business address
 --------------------------        ----------------------     -----------------------------------------------------
 Parnell S. Lewis, Jr.             Director                   President
                                                              ANDERSON-TULLY COMPANY
                                                              1242 North Second Street
                                                              Memphis, TN  38101

 C. J. Lowrance, III               Director                   President
                                                              LOWRANCE BROTHERS & CO., INC. (planter)
                                                              Highway 61
                                                              Driver, AR  72329


 Jackson W. Moore                  President and CEO          President and Chief Operating Officer
                                                              UNION PLANTERS CORPORATION
                                                              7130 Goodlett Farms Parkway
                                                              Memphis, TN  38018


 Stanley D. Overton                Director                   Chairman
                                                              UNION PLANTERS BANK OF MIDDLE TENNESSE, N.A. (bank)
                                                              401 Union Street
                                                              Nashville, TN  37219

 J. W. Parker                      Executive Vice President   Executive Vice President and Chief Financial Officer
                                   and Chief Financial        UNION PLANTERS CORPORATION
                                   Officer                    Executive Vice President, UPNB
                                                              7130 Goodlett Farms Parkway
                                                              Memphis, TN  38018


 Benjamin W. Rawlins, Jr.          Chairman of the Board      Chairman of the Board, Chief Executive Officer, CEO
                                                              of UPNB
                                                              UNION PLANTERS CORPORATION
                                                              7130 Goodlett Farms Parkway
                                                              Memphis, TN  38018

 Dr. V. Lane Rawlins               Director                   President
                                                              UNIVERSITY OF MEMPHIS
                                                              Memphis, TN  38152


 Donald F. Schuppe                 Director                   Retired; partner of Price Waterhouse LLP
                                                              DFS SERVICE COMPANY (consulting company)
                                                              6448 Winfrey Place
                                                              Memphis, TN  38120

                                                              Principal occupation or employment,
                                   Position with Union        name of business, principal business,
 Name                              Planters Corporation       and principal business address
 --------------------------        ----------------------     -----------------------------------------------------
 Mike P. Sturdivant                Director                   President
                                                              DUE WEST GIN CO., INC. (cotton ginning); Investor,
                                                              Chairman, Executive (various entities)
                                                              P.O. Box 230
                                                              Glendora, MS  38928

 Richard A. Trippeer, Jr.          Director                   President
                                                              R.A. TRIPPEER, INC. (investments)
                                                              Suite 300
                                                              5865 Ridgeway Center Parkway
                                                              Memphis, TN  38120


 M. K. Walters                     Senior Vice President      Senior Vice President, Chief Accounting Officer,
                                   and Chief Accounting       Treasurer
                                   Officer                    UNION PLANTERS CORPORATION
                                                              Senior Vice President, UPNB
                                                              7130 Goodlett Farms Parkway
                                                              Memphis, TN  38018


 Spence L. Wilson                  Director                   President
                                                              KEMMONS WILSON, INC.
                                                              (hotel development and management,
                                                              resort time-sharing, banking, house building
                                                              and subdivided development, and private
                                                              investment company)
                                                              thrift holding company)
                                                              1629 Winchester Road
                                                              Memphis, TN  38116






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